EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

October 1st, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

SAN GONZALO MINE - LEVEL 5 UNDERGROUND DEVELOPMENT RESULTS

Avino Silver and Gold Mines Ltd. (“Avino” or “the Company”) today announced that it has now drifted along the San Gonzalo vein for over 200 metres to the northwest and 240 metres southeast of the main crosscut across from the ramp on level 5. The San Gonzalo Mine is located on the Avino property 80 km north east of Durango, Mexico.

•	Silver & gold grades increase
•	Continuity of vein improves

“We are very pleased with the grade and continuity of the vein on level 5. We look forward to processing this high grade material once it is mined. The San Gonzalo vein continues to improve as we get deeper; we are excited to see if this trend continues as we move on to level 6 and beyond.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

Avino has taken face samples to the North West and to the South East along the vein. These samples are first assayed in Avino’s own lab and provide a quick and inexpensive guide to vein width, grade and continuity. Before planning stopes between levels 4 and 5, Avino samples the back (roof) of the vein. These samples are then sent for independent analysis at Inspectorate Labs in Reno, Nevada.

Avino has received further sample results from Inspectorate labs as shown in the table below. These can be viewed on the level 5 sampling map on Avino’s website. Some of the earlier sampled lengths have been recalculated and replace those shown in the Sept 16, 2013 news release. (assays have not changed). These are restated in the tables below together with the more recent assays as follows:

North West of Cross Cut (Poniente Pte)
Sampled Length Along Vein (m)	Width (m)		Gold (g/t)	Silver (g/t)	Pb %	Zn %
4.43
	Vein Width (m)	1.30	1.411	111	0.86	0.76
	Drift Width (m)	2.73	0.760	64	0.61	0.65

North West of Cross Cut (Poniente Pte)
Sampled Length Along Vein (m)	Width (m)		Gold (g/t)	Silver (g/t)	Pb %	Zn %
16.82
	Vein Width (m)	1.46	7.758	853	0.29	0.45
	Includes line 7 sample 169506	0.60	5.586	1,183	0.28	0.26
	Includes line 10 sample 169517	0.65	11.695	1,236	0.09	0.35
	Includes line 11 sample 169522	0.80	31.844	2,424	0.19	0.53
	Includes line 11 sample 169524	0.40	14.82	1,120	0.11	0.30
	Includes line 12 sample 169529	0.45	32.656	2,619	1.59	1.06
	Includes line 13 sample 169533	0.50	14.017	1,288	0.31	0.63
	Includes line 14 sample 169538	0.60	43.706	4,698	0.52	0.92
	Drift Width (m)	2.14	5.341	588	0.24	0.39
10.36
	Vein Width (m)	1.01	1.678	207	0.44	0.59
	Drift Width (m)	2.49	0.708	88	0.22	0.31
9.03
	Vein Width (m)	1.56	6.187	655	0.17	0.27
	Includes line 52 sample 169649	0.90	4.968	1033	0.37	0.49
	Includes line 25 sample 169855	0.65	8.798	1,096	0.10	0.19
	Includes line 25 sample 169556	0.75	16.711	1724	0.25	0.38
	Includes line 26 sample 169861	0.60	21.010	1,809	0.47	0.74
	Includes line 28 sample 169868	0.60	12.890	1,162	0.16	0.34
	Drift Width (m)	2.65	3.664	390	0.11	0.23
7.48
	Vein Width (m)	1.02	2.795	321	0.19	0.29
	Includes line 32 sample 169909	0.65	14.225	1,273	0.14	0.50
	Drift Width (m)	2.48	1.213	142	0.13	0.27
8.96
	Vein Width (m)	1.64	4.643	759	0.74	0.92
	Includes line 37 sample 169931	0.70	9.956	1,019	0.21	0.28
	Includes line 39 sample 169938	0.50	5.845	1,887	3.40	3.50
	Includes line 40 sample 169943	0.40	1.627	2,035	1.32	3.43
	Drift Width (m)	2.26	3.414	565	0.60	0.88

North West of Cross Cut (Poniente Pte)
Sampled Length Along Vein (m)	Width (m)		Gold (g/t)	Silver (g/t)	Pb %	Zn %
7.57
	Vein Width (m)	2.05	27.18	2,470	0.64	0.49
	Includes line 41 sample 169947	0.50	5.911	3,479	2.27	1.11
	Includes line 41 sample 169950	0.60	42.815	3,383	2.53	1.94
	Includes line 42 sample 169952	0.70	3.902	2,886	1.13	1.45
	Includes line 42 sample 169954	0.60	47.401	4,468	0.30	0.38
	Includes line 42 sample 169955	0.70	62.963	6,481	0.27	0.36
	Includes line 43 sample 169956	0.60	4.042	1,442	2.10	0.72
	Includes line 43 sample 169958	0.60	13.85	2,498	0.38	0.30
	Includes line 43 sample 169959	0.40	204.168	10,968	0.64	0.28
	Includes line 44 sample 169965	0.60	8.649	2,916	0.11	0.17
	Includes line 44 sample 169966	0.65	87.053	2,915	0.36	0.14
	Includes line 45 sample 169969	0.40	34.907	2,326	0.26	0.47
	Drift Width (m)	2.40	23.260	2,118	0.55	0.45
11.91
	Vein Width (m)	1.45	1.236	162	1.84	3.37
	Drift Width (m)	2.38	1.214	227	0.69	1.18
9.8
	Vein Width (m)	1.90	5.787	1,273	0.82	1.53
	Includes line 58 sample 174556	0.40	72.92	11,537	3.51	4.94
	Includes line 59 sample 174563	0.40	22.55	1,991	0.21	0.36
	Drift Width (m)	2.43	4.555	999	0.65	1.22
12.7
	Vein Width (m)	1.67	1.381	394	1.88	3.26
	Drift Width (m)	2.61	0.937	259	1.34	2.3
6.94
	Vein Width (m)	1.33	4.513	1,058	0.46	0.91
	Drift Width (m)	2.33	2.605	610	0.39	0.80
17.06
	Vein Width (m)	1.09	0.142	16	0.05	0.10
	Drift Width (m)	2.30	0.078	10	0.03	0.08
123.06	Total Length (m)

South East of Cross Cut (Oriente Ote)
Sampled Length Along Vein (m)	Width (m)		Gold (g/t)	Silver (g/t)	Pb %	Zn %
19.03
	Vein Width (m)	2.28	3.683	823	1.33	2.09
	Includes line 1 sample 169448	0.55	33.465	2,891	0.35	0.45
	Includes line 2 sample 169455	0.60	12.219	1,323	0.18	0.37
	Includes line 1 sample 169475	0.70	3.000	1,110	0.33	0.26
	Includes line 1 sample 169478	0.50	2.573	3,453	6.75	6.74
	Includes line 2 sample 169484	0.65	4.627	1,188	0.41	0.47
	Includes line 2 sample 169485	0.40	9.022	3,393	1.18	1.81
	Includes line 2 sample 169486	0.45	6.043	1,876	2.29	3.52
	Includes line 4 sample 169552	0.70	3.756	2,418	2.16	3.85
	Includes line 5 sample 169554	0.40	4.355	1,617	0.27	0.21
	Includes line 6 sample 169558	0.40	4.062	2,583	0.40	0.28
	Includes line 6 sample 169559	0.60	4.089	1,186	0.24	0.18
	Includes line 9 sample 169571	0.35	1.614	1,554	0.64	0.93
	Includes line 9 sample 169573	0.55	16.050	5,163	1.20	0.58
	Drift Width (m)	3.19	2.672	598	1.01	1.58
8.12
	Vein Width (m)	1.82	1.485	142	0.44	0.88
	Drift Width (m)	2.69	1.042	102	0.31	0.63
9.9
	Vein Width (m)	1.61	0.175	41	0.15	0.3
	Drift Width (m)	2.55	0.172	31	0.11	0.25
5.14
	Vein Width (m)	1.26	0.957	494	0.19	0.38
	Includes line 26 sample 169702	0.60	3.388	2,116	0.77	1.21
	Includes line 27 sample 169710	0.30	1.731	2,364	0.40	0.57
	Drift Width (m)	3.48	0.514	199	0.14	0.32

South East of Cross Cut (Oriente Ote)
Sampled Length Along Vein (m)	Width (m)		Gold (g/t)	Silver (g/t)	Pb %	Zn %
19.89
	Vein Width (m)	2.14	3.608	599	0.28	0.56
	Includes line 29 sample 169726	0.75	1.960	1,495	0.48	0.95
	Includes line 30 sample 169733	0.60	12.240	1,482	0.64	1.47
	Includes line 32 sample 169742	0.50	4.973	1,431	0.41	1.41
	Includes line 33 sample 169746	0.70	3.818	1,573	0.26	0.50
	Includes line 35 sample 169757	0.50	12.941	2,294	0.59	2.10
	Includes line 36 sample 169764	0.65	14.439	2,174	0.40	0.69
	Includes line 37 sample 169768	0.50	7.290	1,110	0.37	0.88
	Includes line 38 sample 169773	0.45	20.046	2846	0.45	0.71
	Includes line 40 sample 169784	0.65	22.818	1,670	0.13	0.17
	Includes line 40 sample 169785	0.60	4.421	1395	0.42	1.36
	Drift Width (m)	2.78	2.802	467	0.24	0.48
4.24
	Vein Width (m)	1.37	0.485	71	0.03	0.10
	Drift Width (m)	2.97	0.315	52	0.04	0.12
14.3
	Vein Width (m)	1.80	1.992	411	0.24	0.51
	Includes line 48 sample 169829	0.55	5.043	1,582	0.96	1.18
	Includes line 51 sample 169846	0.80	5.712	1,790	0.80	1.80
	Drift Width (m)	2.81	1.321	269	0.17	0.35
12.72
	Vein Width (m)	1.99	4.968	1,312	0.55	0.81
	Includes line 54 sample 169884	0.60	13.035	3,848	1.70	2.24
	Includes line 55 sample 169901	0.60	27.01	5,520	1.78	1.32
	Includes line 55 sample 169902	0.65	14.39	2,741	0.83	0.86
	Includes line 55 sample 169903	0.55	4.660	5,476	2.19	3.46
	Includes line 56 sample 174516	0.40	8.353	1,930	1.55	0.91
	Includes line 57 sample 174521	0.80	2.860	1,253	1.20	1.84
	Includes line 58 sample 174524	0.40	6.459	1,613	0.64	1.34
	Includes line 59 sample 174530	0.80	15.895	5,275	1.24	2.52
	Includes line 61 sample 174539	0.90	13.353	2,577	1.08	1.02
	Includes line 62 sample 174544	0.45	8.187	2,370	0.77	1.64
	Drift Width (m)	2.58	3.868	1,022	0.44	0.66
4.83
	Vein Width (m)	2.26	1.369	295	0.35	0.37
	Drift Width (m)	2.73	1.149	248	0.29	0.32
98.17	Total Length (m)

Sampling lengths along the vein are continuous as shown on the sample plan map available on Avino’s website.

Individual samples that assayed above 1 kilogram silver per tonne are shown. These high values have been re-assayed by Inspectorate Labs. Values shown are averages.

In the July 2013 Technical Report on the Avino Property by Tetra Tech, assay values used to calculate the resource at San Gonzalo were plotted on histograms and capped at 6,000 g/t silver and 17 g/t gold. (Table 14.9 of report)

If in the future Avino recalculates the resource at San Gonzalo, high grade gold and silver values will be capped using new histograms, however, we prefer to put this material through our mill and sell the concentrate.

When the high grade material was first sampled on level 4 in April 2013, Avino commissioned a petro graphic report which identified native silver and gold electrum and high silver sulfo salts such as argentite. We are currently investigating modifying our current mill circuit to recover these separately from the concentrate.  This could potentially allow us to produce doré bars on site as well as concentrate.

The San Gonzalo vein usually contains the highest gold and silver values but we drift wider along the vein and sample the country rock on both sides of the vein. The wall rocks usually contain metal values which decrease with distance from the SG vein. Thus we can plan mining over wider widths which provides more tonnage and wider stopes permitting easier operation using shrinkage methods yet still provides feed grade to our mill well above cut-off.

	Average Widths and Assay Values Over Total Length (221.23m) Sampled on Level 5
	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
Vein	1.67	7.39	663	0.64	1.05
Drift	2.60	2.77	438	0.43	0.71

Avino is very fortunate that at San Gonzalo we can mine wider than the actual vein without serious dilution of the grade.

Comparison of Vein Widths and Grade (Back Samples): 4th & 5th Levels
Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
4th Level: 334.34m Sampled Length
1.72	2.05	440	0.64	1.16
5th Level: 221.23m Sampled Length
1.67	7.39	663	0.64	1.05

To date, drifting along the vein on level 5 has totalled 440 metres; however results from sampling have only been received for 221.23 metres. To accurately compare levels 4 and 5, sampling on level 5 must first be completed.  Avino anticipates that vein length will improve on level 5 since the operation is now below the historic mine workings.

Assay Methods

Samples from level 5 underground channel sampling of the San Gonzalo vein are shipped to Inspectorate Labs for analysis for gold, silver, arsenic, bismuth, copper, molybdenum, lead, antimony, zinc, and mercury. Samples are crushed and ground in Durango with pulps assayed in Reno, Nevada using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver, and aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino. Sample QA/QC procedures are as described in Section 11.5 of the July 2013 Technical Report on the Avino Property by Tetra Tech. Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks) and duplicates as part of their QA/QC program during analysis of assays from level 5 sampling at San Gonzalo.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release

About Avino

Avino's mission is to create shareholder value through profitable organic growth at the Avino property.  We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations at San Gonzalo while decreasing operating costs and improving efficiency;
2.	Develop the Avino mine for mineral production;
3.	Continue to review and develop plans to process the oxide tailings resource from previous milling operations (PEA issued in 2012);
4.	Continue to explore regional targets on the property and consider acquisition opportunities.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin President & CEO Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

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